ASSET ACCUMULATOR

A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY
issued by
Security life of Denver Insurance Company
and its
Security Life Separate Account L1

Supplement dated November 18, 2005, to the Prospectus dated April 29, 2005

This supplement amends certain information in your prospectus dated April 29, 2005. Please read it carefully and keep it with your prospectus for future reference.

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IMPORTANT INFORMATION ABOUT THE AIM V.I. TOTAL RETURN FUND

Fund Termination and Liquidation. The Board of Trustees of AIM Variable Insurance Funds has decided to terminate and liquidate the AIM V.I. Total Return Fund (the "AIM Fund"). In order to effect such liquidation, the AIM Fund will be closed to new investors on or about December 21, 2005 (the "Closing Date"), and shareholders will receive the net asset value per share for all the shares they own on the Closing Date.

To prepare for the closing and liquidation of the AIM Fund, the AIM Fund's portfolio managers may need to increase the portion of the AIM Fund's assets held in cash and similar instruments in order to pay the fund's expenses and meet redemption requests. As a result, the AIM Fund's normal exposure to stock and bond investments will be reduced or eliminated prior to the Closing Date.

Important Information about the Fund Termination and Liquidation.

- Anytime prior to the Closing Date you may voluntarily transfer amounts that you have allocated to the subaccount which invests in the AIM Fund to any of the other available investment options. These investment options include the fixed account and the subaccounts of the variable account. **See *The Investment Options*, page 18, of your policy prospectus for more information about these other investment options. See the Fund Expense Table, beginning on page 12, and Appendix B of your policy prospectus for summary information about the funds available through the variable account.** There will be no charge for any such transfer, and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers. **See *Transfers*, page 45, of your policy prospectus.**
- After the Closing Date and our receipt of the proceeds from the liquidation of the AIM Fund, amounts which were allocated to the subaccount which invested in the AIM Fund will be automatically reallocated to the subaccount which invests in Class S shares of the ING Liquid Assets Portfolio. There will be no charge for this automatic reallocation, and this automatic reallocation will not count as a transfer when imposing any applicable restriction or limit on transfers. **See *Transfers*, page 45, of your policy prospectus.** Furthermore, you will not incur any tax liability because of this automatic reallocation, and your policy value immediately before the reallocation will equal your policy value immediately after the reallocation.
- After the Closing Date, all future allocations directed to the subaccount which invested in the AIM Fund will be automatically allocated to the subaccount which invests in the ING Liquid Assets Portfolio.
- After the Closing Date, the subaccount which invested in the AIM Fund will no longer be available through your policy.
- If you have not already received a prospectus for the ING Liquid Assets Portfolio, it accompanies this supplement. Read this prospectus carefully before deciding what to do with amounts allocated to the AIM Fund. If you need another copy of the prospectus, please contact our Customer Service Center at 1-877-253-5050 and we will send it to you.

Information about the ING Liquid Assets Portfolio.

Fund Fees and Expenses. The following table shows the investment advisory fees and other expenses charged annually by the ING Liquid Assets Portfolio. The figures are a percentage of the average net assets of the Portfolio as of December 31, 2004.

Fund Name	Management Fees	Distribution (12b-1) Fees	Other Expenses	Total Gross Annual Fund Expenses	Fees and Expenses Waived or Reimbursed	Total Net Annual Fund Expenses
ING Liquid Assets Portfolio (Class S) *	0.27%	--	0.27%	0.54%	--	0.54%

* The amounts shown are estimated operating expenses for Class S shares of the Portfolio as a ratio of expenses to average daily net assets based on the Portfolio's actual operating expenses for Class S shares for its most recently completed fiscal year, as adjusted for contractual changes, if any, and fee waivers to which Directed Services, Inc. (DSI) as adviser to the Portfolio, has agreed for the Portfolio for the current fiscal year. Other Expenses for the Portfolio include a Shareholder Services fee of 0.25%. Through a "bundled fee" arrangement, DSI, the Trust's manager, is paid a single fee for advisory, administrative, custodial, transfer agency, auditing and legal services necessary for the ordinary operation of the Portfolio. The Portfolio would also bear any extraordinary expenses.

Fund Investment Advisers/Subadviser and Investment Objectives. The following table lists the investment adviser and subadviser and information regarding the investment objective of the ING Liquid Assets Portfolio.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Liquid Assets Portfolio (Class S)	Investment Adviser: Directed Services, Inc. Subadviser: ING Investment Management Co.	Seeks high level of current income consistent with the preservation of capital and liquidity.

More Information is Available.

More detailed information about the funds available through your policy, including information about the risks associated with investing in these funds, can be found in the current prospectus and Statement of Additional Information for that fund. You may obtain these documents by contacting us at our:

Customer Service Center
P.O. Box 5065
Minot, ND 58702-5065
1-877-253-5050